UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Workstream Inc.

(Name of Issuer)
Common Shares (no par value)

(Title of Class of Securities)
981402100

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
June 30, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	981402100	SCHEDULE 13D	Page	3	of	10

1	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,026

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.99%[1]

14	TYPE OF REPORTING PERSON

	HC; OO

1 Based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as reported in the Form 10-Q filed by the Company on April 14, 2008 plus 252,598 Shares issuable upon exercise of a warrant held by Magnetar Capital Master Fund, Ltd.

CUSIP No.	981402100	SCHEDULE 13D	Page	4	of	10

1	NAME OF REPORTING PERSON: Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,026

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.99%[2]

14	TYPE OF REPORTING PERSON

	HC; OO

2 Based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as reported in the Form 10-Q filed by the Company on April 14, 2008 plus 252,598 Shares issuable upon exercise of a warrant held by Magnetar Capital Master Fund, Ltd.

CUSIP No.	981402100	SCHEDULE 13D	Page	5	of	10

1	NAME OF REPORTING PERSON: Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,026

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.99%[3]

14	TYPE OF REPORTING PERSON

	HC; IN

3 Based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as reported in the Form 10-Q filed by the Company on April 14, 2008 plus 252,598 Shares issuable upon exercise of a warrant held by Magnetar Capital Master Fund, Ltd.

ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
SIGNATURE

SCHEDULE 13D
     This Amendment No. 4 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the Securities and Exchange Commission (the “Commission”) on February 14, 2008, as amended by Amendment No. 1 thereto filed with the Commission on March 21, 2008, as further amended by Amendment No. 2 thereto filed with the Commission on April 15, 2008 and as further amended by Amendment No. 3 thereto filed with the Commission on April 28, 2008 (collectively, the “Schedule 13D”). As reported in Amendment No. 3, Magnetar Financial previously ceased to be a Reporting Person.
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:
     As previously reported in the Schedule 13D, on April 14, 2008, the Company and Magnetar Capital Master Fund executed a Term Sheet that outlined the terms on which Magnetar Capital Master Fund would, among other things, exchange the Special Warrant it holds for a senior secured convertible note to be issued by the Company. As a result of recent discussions with the Company, it is now contemplated that such Special Warrant would be exchanged for a non-convertible senior secured note which will be secured by all of the assets of the Company and guarantied by each of the Company’s subsidiaries. Magnetar Capital Master Fund and the Company are continuing discussions regarding the terms on which Magnetar Capital Master Fund would exchange its Warrant for another warrant. There can be no assurance that such contemplated transaction will be consummated.
     Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:
     (a) (i) Magnetar Financial may be deemed to beneficially own 2,438,901 Shares (including the 252,598 Shares issuable upon exercise of the Warrant (as defined below)) held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 4.7% of the Shares, based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as disclosed in the Form 10-Q for the quarterly period ended February 29, 2008 filed by the Company with the Commission on April 14, 2008. The foregoing excludes (A) 747,402 Shares issuable upon exercise of a warrant (the “Warrant”) and (B) 4,000,000 Shares issuable upon conversion of a special warrant (the “Special Warrant”), in each case, held for the account of Magnetar Capital Master Fund because the terms of the Warrant and the Special Warrant each contain a blocker provision under which the holder thereof does not have the right to exercise or convert (as the case may be) the Warrant or the Special Warrant to the extent that such exercise or conversion (as the case may be) would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the Shares outstanding immediately after giving effect to such exercise or conversion (as the case may be) (each such provision being a “Blocker”). Without the Blockers, Magnetar Financial would be deemed to beneficially own 7,186,303 Shares.
          (ii) Magnetar Investment Management may be deemed to beneficially own 178,125 Shares held for the account of SGR Fund 2, and all such Shares represent beneficial ownership of approximately 0.3% of the Shares, based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as disclosed in the Form 10-Q for the quarterly period ended February 29, 2008 filed by the Company with the Commission on April 14, 2008.
          (iii) Each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 2,617,026 Shares, 252,598 of which are issuable upon exercise of the Warrant. This amount consists of: (A) 2,438,901 Shares (including the

252,598 Shares issuable upon exercise of the Warrant) held for the account of Magnetar Capital Master Fund and (B) 178,125 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 4.99% of the Shares, based on 52,192,818 Shares issued and outstanding as of April 14, 2008, as disclosed in the Form 10-Q for the quarterly period ended February 29, 2008 filed by the Company with the Commission on April 14, 2008. The foregoing excludes (1) 747,402 Shares issuable upon exercise of the Warrant and (2) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund as a result of application of the Blocker contained in each of the Warrant and the Special Warrant. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 7,364,428 Shares.
     (b) (i) Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 2,438,901 Shares (including the 252,598 Shares issuable upon exercise of the Warrant) held for the account of Magnetar Capital Master Fund. The foregoing excludes (A) 747,402 Shares issuable upon exercise of the Warrant and (B) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund as a result of application of the Blocker contained in each of the Warrant and the Special Warrant. Without the Blockers, Magnetar Financial would be deemed to beneficially own 7,186,303 Shares.
          (ii) Magnetar Investment Management may be deemed to share the power to vote and direct the disposition of the 178,125 Shares held for the account of SGR Fund 2.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 2,617,026 Shares (including the 252,598 Shares issuable upon exercise of the Warrant). The foregoing excludes (A) 747,402 Shares issuable upon exercise of the Warrant and (B) 4,000,000 Shares issuable upon conversion of the Special Warrant, in each case, held for the account of Magnetar Capital Master Fund as a result of application of the Blocker contained in each of the Warrant and the Special Warrant. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 7,364,428 Shares.
     (c) Schedule A annexed hereto lists all transactions in the Company’s securities in the last 60 days.
     In addition to those transactions listed on Schedule A annexed hereto, (i) on June 27, 2008, at the request of a customer, 72,313 Shares were transferred from one of the Managed Accounts held for the benefit of such customer to such customer for no consideration to comply with such customer’s request to close such account and (ii) on June 30, 2008, at the request of a customer, 1,493,044 Shares were transferred from one of the Managed Accounts held for the benefit of such customer to such customer for no consideration to comply with such customer’s request to close such account.
     (e) Each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz ceased to be the beneficial owner of more than 5% of the Shares on June 30, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 3, 2008

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons in the last 60 days.
Purchase (Sale) of Shares effected by Magnetar Financial for the account of Magnetar Capital Master Fund

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)
06/16/2008	(21,580)	$0.33	$7,121.40

(1) Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the account of SGR Fund 2

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)
06/12/2008	(20,049)	$0.343	$6,876.81
06/16/2008	(2,320)	$0.33	$765.60

(1)	Excludes commissions and other execution-related costs.